Colorado Income Holdings, Inc.
7899 South Lincoln Court, Suite 205
Littleton, CO  80122

October 29, 2013

Via Edgar

Michael Clampitt
Senior Counsel
United States
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Colorado Income Holdings, Inc.
Registration Statement on Form S-1 File No. 333-190083

Ladies and Gentlemen:

The undersigned registrant (the “Registrant”) hereby withdraws its previous request for acceleration filed on October 24, 2013 requesting an effective date of October 28, 2013 at 4:00 p.m., Eastern Time.

The Registrant hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on October 31, 2013, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.  The Registrant also hereby requests a copy of the written order verifying the effective date.

In connection with this request, the Registrant acknowledges that:

·
     should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·
     the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·
     the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Colorado Income Holdings, Inc.

Sincerely,
/s/ Michael Bonn
Michael Bonn
Chief Executive Officer